03012806

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2003
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8-52515

* AM 3/7/2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KPS Kapital, LLC**

OFFICIAL USE ONLY
104059
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza, 9th Floor
(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Schaps (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

787 Seventh Avenue	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Schaps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KPS Kapital, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

Signature

Michael Schaps FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **N/A**
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **See Note 1**
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. **See Note 1**
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. **See Note 1**
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

KPS Kapital, LLC

December 31, 2002
with Report of Independent Auditors

KPS Kapital, LLC

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the members of
KPS Kapital, LLC

We have audited the accompanying statement of financial condition of KPS Kapital, LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KPS Kapital, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 31, 2003

KPS Kapital, LLC

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	28,505
Total assets	$	28,505
Members' Capital	$	28,505
Total members' capital	$	28,505

See accompanying notes.

1. Organization and Business

KPS Kapital, LLC (the "Company") was organized on January 27, 1998 as a Texas limited liability company for the purpose of providing financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The period of duration for the Company is fifty years from the date of organization or until the dissolution of the Company in accordance with the provisions of the Operating Agreement.

On March 15, 2001, the members of the Company transferred 90% of each of their ownership interests in the Company to KPS Group LLC (the "Parent"), an entity that is 98% owned by the members, in exchange for a nominal amount of consideration. The remaining 2% of ownership interest in the Parent is owned by other related entities. In connection with this transaction, the Parent and related entities acquired from the Company property and equipment valued at $9,341, net of depreciation, and assumed from the Company all liabilities of $19,102.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and cash equivalents are defined as cash and highly liquid investments with original maturities of three months or less.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15:1. At December 31, 2002, the Company had net capital of $28,505, which exceeded required net capital by $23,505 and no aggregate indebtedness.

4. Income Taxes

The Company has elected to be taxed as a partnership and is not a taxpaying entity for federal income tax purposes. The Company is included in the consolidated federal and combined state and local income tax returns of the Parent.

5. Related Party Transactions

In 1999, the Company and accredited investors formed KPS Agro Fund, L.P. ("Agro Fund"), in which the Company is a 1% general partner. Agro Fund entered into a joint venture to form Energeo, LLC ("Energeo"), for the purpose of acquiring technology to convert agriculture waste into high-grade commercial fertilizer. The Company has previously written off its investment in the Agro Fund. The Company is not committed to contribute any additional capital to the Agro Fund and does not expect to receive any future returns from the Agro Fund.

Certain professional and other expenses incurred by the Company are paid by the Parent.